UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Sonic Foundry Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

83545R207

(CUSIP Number)

Mark D. Burish

Hurley, Burish & Stanton, S.C.

33 East Main Street, Suite 400

Madison, WI 53703

608-257-0945

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 27, 2021 (July 29, 2021)

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 83545R207

NAME OF REPORTING PERSONS Mark D. Burish
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
SEC USE ONLY
SOURCE OF FUNDS (see instructions) PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
CITIZENSHIP OR PLACE OF ORGANIZATION USA

7	SOLE VOTING POWER 3,709,798 (1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 3,709,798 (1)
10	SHARED DISPOSITIVE POWER 0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,709,798 (1)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.8% (1)
TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 16,000 shares subject to Presently Exercisable Options and 50,676 shares subject to presently exercisable warrants.

Item 1.    Security and Issuer.

This Amendment No 10 amends the Schedule 13D dated February 14, 2017, the Schedule 13D/A dated June 5, 2017, the Schedule 13D/A dated August 23, 2017, the Schedule 13D/A dated January 25, 2018, the Schedule 13D/A dated June 12, 2018, the Schedule 13D/A dated August 24, 2018, the Schedule 13D/A dated November 16, 2018, the Schedule 13D/A dated March 27, 2019, the Schedule 13 D/A dated June 10, 2019 and the Schedule 13D/A dated May 13, 2020 (as amended, the “Schedule 13D”) of Mark D. Burish (the “Reporting Person”), in respect of shares of common stock, par value $0.01 per share (the “Common Stock”), of Sonic Foundry, Inc., a Maryland corporation (the “Issuer”), as follows (unless otherwise indicated, all capitalized terms used but not defined herein have the meaning ascribed to such terms in the Schedule 13D).

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended by replacing the paragraph contained in Item 5(a) with the following paragraphs:

As of July 27, 2021, the Reporting Person owned 3,709,798 shares of Common Stock, or approximately 40.8% of the outstanding shares of Common Stock. The 3,709,798 shares include 16,000 shares subject to Presently Exercisable Options and 50,676 shares subject to presently exercisable warrants.

Item 5 is hereby amended by replacing the paragraph contained in Item 5(a) with the following sentences:

On July 27, 2021 the Issuer granted the Reporting Person 337,838 shares of Common Stock at a price of $3.70 per share and issued a warrant for the purchase of 50,676 shares of common stock at a price of $5.50 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mark D. Burish

Mark D. Burish / Individual

July 29, 2021